[DRAFT]

FIRST AMENDMENT TO THE CARD PROGRAM MANAGEMENT AGREEMENT

This FIRST AMENDMENT TO THE CARD PROGRAM MANAGEMENT AGREEMENT (the "First Amendment") dated as of July 14, 2005 (the "Effective Date") is between **SVC Financial Services, Inc.** whose address is 235 Montgomery St., San Francisco, CA 94104 ("Program Manager") and **MetaBank, dba Meta Payment Systems**, whose address is 2500 S. Minnesota Ave, Sioux Falls, South Dakota 57105 ("Bank"). Each may be referred to here in as a "Party" or collectively as "Parties".

RECITALS

(a) Bank and Program Manager are Parties to that certain Card Program Management Agreement dated March 21, 2005 (the "Agreement"). Capitalized terms used herein but not defined have the meanings to them defined in the Agreement.

(b) The purpose for this First Amendment is to further define the Processing Services being performed or provided for by Program Manager.

NOW, THEREFORE, in consideration of the mutual covenants and conditions hereinafter set forth, the Parties hereto, intending to be legally bound, agree as follows:

1. Section 3.4 Processing Services of the Agreement is hereby deleted in its entirety and replaced with the following:

   "SECTION 3.4 Processing Services
   Program Manager, at its sole expense, shall provide for Processing Services to include but not be limited to those services in Schedule B. Any processor retained by Program Manager to provide Processing Services must be approved in advance by Bank, and must have executed a Processing Services agreement with Bank. All third parties used by Program Manager to perform Processing Services must be approved by Bank prior to using such third party. A list of pre-approved processors may be obtained from Bank, upon Program Manager's request. "

2. A new Schedule B is hereby added to the Agreement as attached hereto as Schedule B.

3. This First Amendment constitutes the entire agreement among the Parties concerning the subject matter of the First Amendment.

4. Except as is specifically set forth herein, all terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, this First Amendment is executed by the Parties' authorized officers or representatives and shall be effective as of the date first above written.

Program Manager	**MetaBank dba Meta Payment Systems**
By: [signature]	By: [signature]
Name: C. Haight	Name: Ron Butterfield
Title: President/CEO	Title: V.P.

Schedule B
Processing Services

Processing Services:
Program Manager shall provide for the following services in accordance with all Rules and Bylaws, Regulatory Requirements and any other standards and requirements specified by Bank from time to time:

(a) Processing all applications and establishing all accounts in the Program, including, but not limited to, providing Cardholder Agreements, approving applications that meet Bank standards, setting up accounts, verifying Cardholder identification, screening Cardholder applicants for compliance purposes, and authorizing Card activation.

(b) Card creation, production and shipment, including: Card design, purchase and safekeeping of plastic stock, embossing and encoding of Cards, printing of Card carriers, mailing or other delivery of Cards, preparation and mailing of PIN mailers, and preparation and mailing of all other documents required or otherwise to be sent to Cardholders (provided that Bank shall not be prevented from sending documents or other communications to Cardholders when it decides to do so).

(c) Transaction authorization and processing, and all accounting relating to Cardholder Accounts, including, but not limited to: printing and mailing of monthly and other periodic account statements.

(d) Live agent customer service 24 hours a day, 7 days a week.

(e) Data capture and reporting and information management services.

(f) Cardholder account and transaction dispute processing and resolution.

(g) Collection services and Account closures.

(h) Fraud prevention and security.

(i) All mailings to Cardholders including shipping costs and postage.

(j) Establish and maintain communication lines and related equipment.

(k) Any other services necessary or desirable to effectuate the Program or as requested by Bank or a System Association from time to time.

Service Level Agreement (SLA):

(a) Program Manager shall provide the Processing Services with promptness and diligence in a professional and workmanlike manner in accordance with the service standards set forth in the table below, entitled Operation Service Level Agreements (SLA). Program Manager and Bank shall periodically review the overall performance of the SLA's to ensure consistency with the goals and objectives of this Agreement, and the Parties shall reasonably cooperate to update such service levels as necessary.

(b) If Program Manager fails to provide Services in accordance with the SLA in this Agreement, Program Manager shall (i) promptly investigate and report to Bank on the causes of the problem; (ii) provide a root cause analysis of such failure as soon as practicable after such failure or Bank's request; (iii) initiate remedial action to correct the problem and begin meeting the SLA as soon as practicable; and (iv) advise Bank, as and to the extent requested by Bank, of the status of remedial efforts being undertaken with respect to such problem and, within five (5) business days, provide Bank reasonable evidence that the causes of such problem have been or will be corrected on a permanent basis. If during any given month, Program Manager fails to meet any SLA set forth in the following schedule, then such month shall be considered to be a "failed month." If Program Manager fails to meet the SLA for three (3) consecutive months or fails to meet the service standards for five (5) months during any twelve month period, Bank

may, at its option, terminate the specific subject service(s) or terminate this Agreement in its entirety in accordance with Article IX of the Agreement.

If during the term of this Agreement the Program Manager experiences a failed SLA, a service credit will be assessed by Bank for each day an SLA is missed. The service credit is defined as $250.00 each day in which a SLA is missed.

(c) Program Manager shall implement measurement and monitoring tools and metrics as well as standard reporting procedures to measure and report Program Manager's performance of the services against the applicable service standards, and provide Bank with monthly reports detailing service standards performance. Program Manager shall also provide Bank with information and access to the measurement and monitoring tools and procedures utilized by Program Manager for purpose of audit verification.

(d) Program Manager will provide a support group and the telephone number to Bank which will be available 24 hours a day, 7 days a week, to take incoming calls for assistance requests and to address system issues. The support group will attempt to resolve issues reported on the call. If they are unable to do so, they will contact the appropriate level of Program Manager support staff to assist in the resolution. The system support group will be available during normal business hours and will respond within thirty (30) minutes of any report mad by Bank.

(e) Program Manager may schedule planned outages of the Processing Services that shall be exempt from the calculations defined in this Schedule for the time identified by the Program Manager with prior notification to Bank. Prior notification shall be at a minimum 3 business days prior to the planned outage.

Operation Service Level Agreements(s)	
Category	**SLA**
System	
• Authorization	Available 99.0% daily
• IVR	Available 99.9% daily
• Web	Available 99.9% daily
Customer Support:	
• Abandonment Rate	4% Daily
• Talk Time	Less than 240 seconds/call
• Hold Time	Less than 30 seconds/call
• Wrap Time	Less than 20 seconds/call
• Average Speed of Answer (ASA)	
- IVR	10 Seconds/call
- Live Agent	20 Seconds/ call to live agent